[DECHERT LLP LETTERHEAD]

April 27, 2015

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Fund”)

Securities Act File No. 33-23166

Post-Effective Amendment No. 137

Investment Company Act No. 811-05624

Amendment No. 138

Dear Sir or Madam:

In connection with the filing of Post-Effective Amendment No. 137 to this Fund’s Registration Statement on Form N-1A, we hereby represent, pursuant to Rule 485(b), that the said Post-Effective Amendment No. 137 filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended, does not contain any disclosures which would render it ineligible to become effective pursuant to said Rule 485(b).

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss